CONVERSION AGREEMENT

This Agreement executed on January 3, 2005 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Aleksandar Mirkovic (the "Consultant"), with an address at 5052 Kron, Irvine, CA 92604.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

CONSULTING FEES CONVERSION: The Consultant will render his professional services to the Company in accordance with the Services Proposal Agreement between the Parties, signed on January 3, 2005. The Consultant has submitted to the Company an estimated project budget totaling $27,600 (twenty-seven thousand six hundred dollars). The Parties hereby agree to convert $27,600 (twenty-seven thousand six hundred dollars), the full amount of this obligation of the Company, into 27,600 (twenty-seven thousand six hundred) fully-paid and non-assessable free trading shares, at the conversion rate of $1.00 per share, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

THE COMPANY (COBALIS, CORP.)                THE CONSULTANT (ALEKSANDAR MIRKOVIC)


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Chaslav Radovich                            Aleksandar Mirkovic
President/CEO